UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 000-11917

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Davey 401KSOP and ESOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal
    executive office:

**The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240**

The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2006

TABLE OF CONTENTS

The Davey 401KSOP and ESOP
December 31, 2006

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

By: The Davey Tree Expert Company
      as Plan Administrator

Date: June 13, 2007   By: /s/ David E. Adante
                                    David E. Adante
                                    Executive Vice President, Chief Financial Officer
                                    and Secretary

The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

All other schedules are omitted as not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Akron, Ohio
June 7, 2007

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2006

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total December 31, 2006
Assets			
Investments, at fair value:			
Common shares	$ 64,234,175	$ 4,001,892	$ 68,236,067
Mutual funds	-	22,450,132	22,450,132
Common collective trust funds	723,600	1,344,712	2,068,312
Total investments	64,957,775	27,796,736	92,754,511
Receivables:			
The Davey Tree Expert Company contributions	462,957	-	462,957
Participants' contributions	-	164,758	164,758
Total receivables	462,957	164,758	627,715
Net assets available for benefits	$ 65,420,732	$ 27,961,494	$ 93,382,226

See notes to financial statements.

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2005

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total December 31, 2005
Assets			
Investments, at fair value:			
Common shares	$ 58,642,153	$ 3,224,701	$ 61,866,854
Mutual funds	-	14,591,673	14,591,673
Common collective trust funds	883,292	3,965,568	4,848,860
Total investments	59,525,445	21,781,942	81,307,387
Receivables:			
The Davey Tree Expert Company contributions	942,548	-	942,548
Participants' contributions	-	152,898	152,898
Total receivables	942,548	152,898	1,095,446
Net assets available for benefits	$ 60,467,993	$ 21,934,840	$ 82,402,833

See notes to financial statements.

The Davey 401KSOP and ESOP

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total Year Ended December 31, 2006
Additions to net assets attributed to:			
Contributions:			
Participants	$ -	$ 3,598,019	$ 3,598,019
The Davey Tree Expert Company:			
Common Shares	462,953	-	462,953
Net appreciation in fair value of investments	8,413,620	2,984,248	11,397,868
Interest income	-	53,531	53,531
Dividends	770,376	250,238	1,020,614
Total additions	9,646,949	6,886,036	16,532,985
Deductions from net assets attributed to:			
Distributions to participants:			
Cash	3,924,842	763,547	4,688,389
Common shares	769,368	-	769,368
Administrative expenses	-	95,835	95,835
Total deductions	4,694,210	859,382	5,553,592
Net increase	4,952,739	6,026,654	10,979,393
Net assets available for benefits:			
Beginning of year	60,467,993	21,934,840	82,402,833
End of year	$ 65,420,732	$ 27,961,494	$ 93,382,226

See notes to financial statements.

The Davey 401KSOP and ESOP

Notes to Financial Statements

December 31, 2006

A. Description of the Plan

The following description of The Davey 401KSOP and ESOP (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General-- The Plan is a defined contribution plan covering substantially all eligible employees of The Davey Tree Expert Company (the "Company" and "Plan Sponsor") and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.

The Davey 401KSOP and ESOP, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan was amended and restated effective March 1, 2003. The Plan was established for the benefit of eligible employees as of January 1, 1979. The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the "ESOP feature") is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the "Code") as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.

Reliance Trust Company serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. serves as trustee for all other assets of the Plan. Both Reliance and Wells Fargo provide custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.

Contributions-- Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($15,000 for 2006, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. The Company makes an annual matching contribution equal to 50% of the first 3% of compensation that a participant contributes. Company contributions are made in either cash or common shares of the Company.

Participant Accounts-- Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Vesting-- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Investment Options-- Participants were provided with the following fund options and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

Wells Fargo Stable Return Fund--Invests in high-grade money market instruments.

Wells Fargo Diversified Bond Fund--Invests in different fixed income investment styles.

Wells Fargo Moderate Balanced Fund--Invests in a broadly diversified portfolio of stocks and bonds.

Wells Fargo Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

Wells Fargo Conservative Allocation Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds).

Wells Fargo Growth Balanced Fund--Invests in a diversified portfolio of stocks and bonds (with a larger focus on stocks).

Wells Fargo Aggressive Allocation Fund--Invests in a diversified portfolio of stocks and bonds (with a larger focus on stocks).

Janus Twenty Fund Inc--Invests in a core of 20 to 30 companies with growth potential that includes a combination of well established, multinational businesses and medium-size and faster-growing companies.

AIM Dynamics Fund Inc--Invests in equity securities of mid-sized core growth companies.

Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

Wells Fargo Large Cap Appreciation Fund--Invests in equity securities of large, established companies.

Franklin Small-Mid Cap Growth Fund--Invests in common stocks of small and medium sized companies.

Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small sized companies.

A. Description of the Plan (continued)

Templeton Growth Fund--Invests in common stocks and debt obligations of companies and governments in the U.S. and abroad.

The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

Payments of Benefits-- Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of The Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either common shares or cash. Shares of The Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of common shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

Forfeited Accounts-- Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. At December 31, 2006, forfeited accounts totaled $298,964.

Voting Rights-- Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

B. Summary of Significant Accounting Policies

Basis of Accounting-- The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition-- The Davey Tree Expert Company Common Stock Fund is comprised of the Company's common shares and a small portion of short-term investments. The Company's common shares are not listed or traded on an established public trading market and market prices are, therefore, not available. Semiannually, for purposes of the Company's 401KSOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm. The peer group at December 31, 2006 consisted of ABM Industries Incorporated, Dycom Industries, Inc., FirstService Corporation, Quanta Services, Inc., Rollins, Inc., and The ServiceMaster Company. The semiannual valuations are effective for a period of six months and the per share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans. Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so.

The investments in mutual funds and common collective trust funds are stated at market value, which represents fair value, as reported and determined by Wells Fargo Bank Minnesota, N.A. as of the Plan's year end. The Wells Fargo Money Market Fund is valued at cost, which approximates fair value.

The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.

Purchases and sales of securities are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date.

Administrative Expenses-- The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates-- The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

C. Investments

The following is a summary of assets held for investment:

	December 31, 2006		December 31, 2005	
	Number of Shares, Units or Par Value	Fair Value	Number of Shares, Units or Par Value	Fair Value
Independent Valuation				
The Davey Tree Expert Company Stock Fund	2,634,597	$ 68,236,067*	2,749,638	$ 61,866,854*
Market Value				
Wells Fargo Diversified Bond Fund	50,380	1,244,395	44,590	1,118,308
Wells Fargo Moderate Balanced Fund	127,261	2,714,480	83,892	1,761,726
Wells Fargo Conservative Allocation Fund	4,282	82,588	3,470	65,831
Wells Fargo Growth Balanced Fund	8,828	268,201	4,888	142,388
Wells Fargo Aggressive Allocation Fund	7,107	108,869	5,291	75,821
Janus Twenty Fund Inc.	14,673	801,413	11,991	586,624
AIM Dynamics Fund Inc.	19,702	418,080	16,675	303,663
Vanguard Index TR Total Stock Market Fund	11,241	383,208	7,093	212,795
Wells Fargo Large Cap Appreciation Fund	24,203	268,168	18,119	203,114
Franklin Small-Mid Cap Growth Fund	95,743	3,616,220	87,167	3,287,940
Neuberger Berman Genesis Fund	32,523	909,993	26,098	740,397
Mutual Discovery Fund	142,297	4,290,267	118,296	3,080,410
Templeton Growth Fund	154,544	3,965,599	131,328	3,012,656
Wells Fargo Stable Return Fund	52,149	2,068,312	49,334	1,874,659
Wells Fargo Index Fund	60,614	3,378,651	53,347	2,793,793
Cost, Approximates Fair Value				
Wells Fargo Money Market Fund	-	-	180,408	180,408
Total Investments		$ 92,754,511		$ 81,307,387

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the date indicated.

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31, 2006
The Davey Tree Expert Company common shares	$ 8,923,180
Mutual funds	2,313,552
Common collective trust funds	161,136
Net appreciation in fair value	$ 11,397,868

D. Concentration of Market Risks and Other Exposures

The Plan had investments in the common stock of The Davey Tree Expert Company of $ 68,236,067, approximating 73.1% of net assets at December 31, 2006, and $61,866,854, approximating 75.1% of net assets at December 31, 2005.

The investments in the common stock of The Davey Tree Expert Company is exposed to market risk—the potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk.

Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

E. Party-in-Interest Transactions

Certain plan investments include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined. Fees paid to trustees during 2006 totaled $41,498.

F. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (sometimes referred to as "ERISA"). In the event of Plan termination, participants become 100% vested in their accounts.

G. Tax Status of the Plan

The Internal Revenue Service ("IRS") has determined and informed the Company, in a letter dated February 9, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Davey Tree Expert Company, as Plan Sponsor, believes that the Plan is operated in compliance with the applicable requirements of the Code.

The Davey 401KSOP and ESOP
EIN: 34-0176110 Plan Number: 004

Schedule H, Line 4i--Schedule of Assets
(Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	The Davey Tree Expert Company (A)	2,634,597 common shares	$ 12,834,641	$ 68,236,067
	Mutual Funds:			
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Diversified Bond Fund--50,380 units	**	1,244,395
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Moderate Balanced Fund--127,261 shares	**	2,714,480
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Conservative Allocation Fund--4,282 shares	**	82,588
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Growth Balanced Fund--8,828 shares	**	268,201
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Aggressive Allocation Fund--7,107 shares	**	108,869
	Janus Capital	Janus Twenty Fund Inc--14,673 shares	**	801,413
	AIM Funds Croup	AIM Dynamics Fund Inc--19,702 shares	**	418,080
	Vanguard	Vanguard Index TR Total Stock Market Fund--11,241 shares	**	383,208
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Large Cap Appreciation Fund--24,203 shares	**	268,168
	Franklin Templeton	Franklin Small-Mid Cap Growth Fund--95,743 shares	**	3,616,220
	Neuberger Berman Group	Neuberger Berman Genesis Fund--32,523 shares	**	909,993
	Franklin Templeton	Mutual Discovery Fund--142,297 shares	**	4,290,267
	Franklin Templeton	Templeton Growth Fund--154,544 shares	**	3,965,599
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Index Fund--60,614 units	**	3,378,651
	Common Collective Trust Funds:			
*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Stable Return Fund--52,149 units	1,834,261	2,068,312
				$ 92,754,511

* A party-in-interest as defined by ERISA
** Cost information is not required for participant-directed investments
(A) Nonparticipant and participant directed

EXHIBIT INDEX

Exhibit No.	Description	
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed Herewith

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-24155) pertaining to The Davey 401KSOP and ESOP of our report dated June 7, 2007, with respect to the financial statements and schedule of The Davey 401KSOP and ESOP included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Akron, Ohio
June 7, 2007